UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

August 19, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

Smith+Nephew announces the resignation of Chief Financial Officer

19 August 2026

Smith+Nephew (LSE: SN, NYSE: SNN), the global medical technology company, announces that, following the completion of our first half results, John Rogers informed the Board of his intention to leave his position as Chief Financial Officer on 30 September to take up an external position in the US. He will step down from the Board with immediate effect; a search has been initiated for his successor.

Deepak Nath, Chief Executive Officer said:

"I would like to thank John for his many contributions over the last three years as we've delivered the 12-Point Plan, improved our financial performance and developed the RISE strategy. He has been a valued colleague and a highly regarded member of our Executive Committee."

Pierre Palassian, Senior Vice President Finance and Group Controller, will serve as interim Chief Financial Officer until a successor is appointed. Pierre is a global finance leader with more than two decades of experience in finance leadership roles and has previously led the Finance function for each of our Global Operations, R&D, Advanced Wound Management, Sports Medicine, International Markets and Emerging Markets organisations. He joined Smith+Nephew in June 2017, having had senior roles at Abbvie and Abbott Laboratories.

Investor contacts

Emily Heaven, Smith+Nephew	+44 (0) 7811 919437
Craig Bijou, Smith+Nephew	+1 (475) 850-8282
Media contacts
Charles Reynolds, Smith+Nephew	+44 (0) 1923 477314
Susan Gilchrist / Ayesha Bharmal, Brunswick	+44 (0) 20 7404 5959

Notes

In connection with his departure from the Company on 30 September 2026, John Rogers will be paid in accordance with the Company's Remuneration Policy and the terms of his service agreement. He will continue to work for the Company until 30 September 2026, and will receive his salary, benefits and pension contributions in the normal way until then. No severance payment will be made. All outstanding awards under the Annual Incentive Plan, Performance Share Plan and Restricted Share Plan will be treated in accordance with the applicable plan rules for ordinary leavers and will lapse on 30 September 2026.

Details regarding payments made in connection with his departure will be disclosed on the Company's website, as required by s430(2B) of the Companies Act 2006, and in the Company's Directors' Remuneration Report in due course.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 17,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in around 100 countries, and generated annual sales of $6.2 billion in 2025. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Forward-looking statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC's website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 19, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary